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                                                                October 3, 1996

StreamLogic Corporation
21211 Nordhoff Street
Chatsworth, California 91311
Attention: Mr. Larry Smart

                Second Amendment to June 14, 1996 Agreement re:
  Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due
                                     2012

Dear Mr. Smart:

  This letter sets forth out mutual understanding and agreement with respect to amendments to the June 14, 1996 Agreement re: Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due 2012 between Loomis Sayles & Company, L.P. and StreamLogic Corporation, as amended by the September 13, 1996 amendment to June 14, 1996 Agreement re: Tender Offer for All Outstanding 6% Convertible Subordinated Debentures Due 2012 (the "Agreement"). Loomis Sayles & Company, L.P. and StreamLogic Corporation hereby agree that the Agreement shall be amended as follows:

  1. Section 2 is amended by deleting it in its entirety and substituting the following therefor:

  "2. Timing. The Tender Offer shall close no later than November 4, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and November 14, 1996. The date on which the Tender Offer closes shall hereinafter be referred to as the "Closing Date." The exchange of the tendered Debentures for cash, common stock and warrants on the terms and conditions described below (the "Exchange") shall occur no later than 10 days after the Closing Date. The date of the Exchange shall hereinafter be referred to as the "Exchange Date."

  2. clause (ii) of Section 3 is amended by deleting it in its entirety and substituting the following therefor:

  "(ii) StreamLogic's common stock in the amount of 216.6667 shares of common stock per Debenture (the "Exchange Shares");"

  3. Clause (iii) of Section 3 is amended by deleting the first paragraph of this clause in its entirety and substituting the following therefor:

  "Warrants to purchase 40 shares of StreamLogic's common stock (the "Warrants") per Debenture. The Warrants shall be exercisable at any time before the fifth anniversary of the date of the Exchange and shall have an initial exercise price of $3.60 per share of common stock (the "Exercise Price"). Each time prior to the first anniversary of the Exchange that the average (excluding the highest price and the lowest price) closing price of StreamLogic's common stock for a period of 5 consecutive trading days (the "Reset Period") is less than $1.56 (after taking into account any stock splits, consolidations or similar transactions) (the "Reset Price"), each holder of Warrants shall have the option (the "Reset Election") to adjust the exercise price of the Warrants held by such holder to 150% of the Reset Price, provided that a holder of Warrants may exercise this option no more than one time. An agent shall be appointed to handle the mechanics of the transmission and exchange of the warrants (the "Warrant Agent"). The holder of the Warrants must give notice to the Warrant Agent of its intent to exercise the Reset Election within 5 business days following the last day of the Reset Period. Notice of exercise of the Reset Election shall be given by facsimile and perfected by delivery of the Warrant to the Warrant Agent. Each Warrant shall be legended to reflect the terms of the Reset Election and shall be exchanged by the Warrant Agent for a Warrant deleting

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  references to the Reset Election upon exercise of the Reset Election with respect to such Warrant. If at any time for a period of consecutive trading days the average (excluding the highest price and lowest price) closing price of StreamLogic's common exceeds $4.50 (after taking into account any stock splits, consolidations or similar transactions) (the "Option Period"), StreamLogic shall have the option (the "Warrant Exercise Option") to require the holders of the Warrants either to exercise the Warrants held by such holder at the Exercise Price, or the Reset Price if a Reset Price has been set, or to cancel the Warrants. StreamLogic shall exercise such option within 5 business days following the last day of the Option Period.

  4. clause (a) of Section 5 shall be amended by deleting it in entirety and substituting the following therefor:

  "(a) The Tender Offer shall have closed no later than November 4, 1996; provided that, if based on SEC comments or otherwise, an extension of the closing of the Tender Offer is required by applicable regulatory requirements or law, the date by which the Tender Offer shall close shall be the earlier of the date of the satisfaction of such requirements and November 14, 1996;"

  5. clause (d) of Section 5 shall be amended by deleting it in its entirety and substituting the following therefor:

  "(d) StreamLogic's board of directors shall have been expanded to seven members, of which two (2) shall be persons designated in writing by Loomis Sayles. StreamLogic hereby agrees that it will take all actions reasonably necessary, and will cause its management to take all actions reasonably necessary, to include in management's slate of persons nominated to be directors for election at the next meeting of shareholders two (2) persons designated in writing by investors advised by Loomis Sayles. In the event that the investors advised by Loomis Sayles hold less than twenty-eight (28%), in the aggregate, of the total aggregate number of shares of common stock of StreamLogic outstanding, the right of such investors to nominate directors shall terminate. Loomis Sayles may in its discretion require each person designated by investors advised by Loomis Sayles to be a member of StreamLogic's board of directors to agree to take measures designated by Loomis Sayles which are intended to prevent nonpublic information from being communicated to Loomis Sayles or investors advised by Loomis Sayles unless Loomis Sayles determines that receiving nonpublic information is in the best interests of the investors advised by Loomis Sayles."

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  Each of Loomis Sayles & Company, L.P. and StreamLogic Corporation hereby reaffirm (i) the terms and conditions contained in the Agreement, as amended hereby and (ii) that the Agreement, as amended hereby, is a legal, valid and binding obligation of each of them on the terms set forth in the Agreement, as amended hereby.

  If this letter is satisfactory to you as a basis for proceeding with Tender Offer, on the terms and conditions described in the Agreement, as amended hereby, please so signify on the enclosed copy of this letter and return it to us at the above address. We reserve the right to withdraw this letter at any time before it is accepted.

                                          Loomis Sayles & Company, L.P.

                                          By: Loomis Sayles & Company, Inc.

                                           By Frederick D. Vyn
                                               Title: Vice President

Agreed:

STREAMLOGIC CORPORATION

By Lee Hilbert
    Title: Chief Financial Officer

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